SUB-ITEM 77H:  Changes in control of registrant


Federated Total Return Government Bond Fund
(Registrant)




As of August 31, 2017, National Financial Services
LLC has attained control of the Registrant by acquiring 27.92%* of the voting securities of the Registrant.

AND


As of August 31, 2017, State Street Bank and
Trust Company has ceased to be a controlling person of the Registrant by owning less than 25% of the voting securities of the Registrant.


* Must be greater than 25%.